Ourobio - Profit & Loss

	2022	YTD
Revenue	$11,300	$11,300
Cost of Sales	$36,695	$36,695
Gross Profit	**($25,395)**	**($25,395)**
Operating Expenses (OPEX)	$94,427	$94,427
Earnings Before Interest & Tax	**($119,823)**	**($119,823)**
Other Income	$22,346	$22,346
Other Expenses	$8,296	$8,296
Net Other Income	**$14,050**	**$14,050**
Net Income	**($105,773)**	**($105,773)**

Ourobio - Balance Sheet Statement

	2022	YTD
Assets		
Cash and Equivalents	$77,396	$77,396
Accounts Receivable	$0	$0
Other Current Assets	$0	$0
Total Current Assets	**$77,396**	**$77,396**
Fixed Assets	$18,697	$18,697
Investments or Other Non-Current Assets	-	-
Total Assets	**$96,093**	**$96,093**
Liabilities		
Accounts Payable	$0	$0
Credit Cards	$3,128	$3,128
Other Current Liabilities	$3,375	$3,375
Total Current Liabilities	**$6,503**	**$6,503**
Long Term Liabilities	$150,000	$150,000
Total Non-Current Liabilities	**$150,000**	**$150,000**
Total Liabilities	**$156,503**	**$156,503**
Equity		
Equity	($60,410)	($60,410)
Total Equity	**($60,410)**	**($60,410)**
Total Liabilities & Equity	**$96,093**	**$96,093**

Ourobio - Cash Flow Statement

	2022	YTD
Operating Activities		
Net Income	**($105,773)**	**($105,773)**
Adjustments	$6,673	$6,673
Change in Credit Card Payable	$3,128	$3,128
Change in Other Current Assets	$650	$650
Change in Accounts Payable	$0	$0
Change in Accounts Receivable	$0	$0
Cash Flow from Operating Activities	**($95,322)**	**($95,322)**
Investing Activities		
Change in Fixed Assets	($21,995)	($21,995)
Cash Flow from Investing Activities	**($21,995)**	**($21,995)**
Financing Activities		
Change in Other	$150,000	$150,000
Change in Retained Earnings	$0	$0
Cash Flow from Financing Activities	**$150,000**	**$150,000**
Change in Cash & Equivalents	**$32,683**	**$32,683**
Cash & Equivalents, Opening Balance	$44,713	$44,713
Cash & Equivalents, Closing Balance	$77,396	$77,396